March 14, 2022

Division of Corporate Finance

Office of Technology

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Himalaya Technologies, Inc.
Amendment 3 to Form 10-12G
Filed January 24, 2022
File No. 000-55282

Gentlemen

This is in response to the comment letter dated March 11, 2022. We are filing an Amended Form 10-12G in response to your comments. Please refer the filing.

In response to your comments please see the following:

Comment 1. We have disclosed that The Agrarian Group is a software developer for agriculture. Since the Cannabis development is related to agriculture that cannabis is an example of where it could be used. The Agrairian Group is not developing the software specifically for cannabis development Please see Amended Form 10 filed..

Comment 2. Please see the additional disclosure on page F-11, Note 10 regarding how the valuation of the investment in The Agrarian Group was calculated. Please see Amended Form 10 filed.

Please refer to the amended Form10-12G that has been filed to see the changes.

Sincerely,

/s/ Vik Grover

Vik Grover

Chief Executive Officer

Himalaya Technologies Inc